Exhibit 21

List of Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation/Organization	Ownership

Cyren Inc.	Delaware	100%
Cyren Iceland hf	Iceland	100%
Cyren Gesellschaft mbH	Germany	100%
Cyren UK Ltd.	United Kingdom	100%